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14040334

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 28 2014

Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
34790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newport Coast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

76 Beaver Street, 10th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Wojnowski — 212-785-0405 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samyn & Martin, LLC
(Name – *if individual, state last, first, middle name*)

411 Valentine Road, Suite 300	Kansas City	Missouri	64111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Donald Wojnowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Coast Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

12
February 2014

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Newport Coast Securities, Inc.
Table of Contents
December 31, 2013

Newport Coast Securities, Inc.

Financial Statements

December 31, 2013

SAMYN & MARTIN, L.L.C.

Board of Directors
Newport Coast Securities, Inc.
New York, New York

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Newport Coast Securities, Inc. (the Company) as of December 31, 2013 and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Coast Securities, Inc. as of December 31, 2013 and the results of its operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Samyn & Martin, LLC

Samyn & Martin, LLC
Kansas City, Missouri
February 27, 2014

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

NEWPORT COAST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Current assets:		
Cash and equivalents, unrestricted	$	434,138
Cash and equivalents, restricted - clearing broker deposits		204,011
Commissions receivable		653,495
Investments at market - securities		201,921
Prepaid expenses		46,828
Contract advances, current portion		137,500
Note receivable, current portion		43,334
Receivables from non-customers		172,262
Due from affiliate		1,195,703
Total current assets		3,089,192
Fixed assets:		
Furniture, fixtures and equipment, net of accumulated depreciation of $161,619		63,023
Other assets:		
Contract advances		96,402
Deposits		52,438
Total other assets		148,840
Total assets	$	3,301,055

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Current liabilities:		
Accounts payable	$	139,956
Accrued expenses		42,230
Accrued commissions		703,767
Accrued state income taxes		30,000
Accrued legal contingencies		199,000
Total current liabilities		1,114,953
Stockholders' Equity:		
Common stock, $10 par value, 1,000 shares authorized 115 shares issued and outstanding as of December 31, 2013		1,150
Additional paid in capital		1,164,314
Retained earnings		1,027,775
Accumulated other comprehensive gain (loss)		(7,137)
Total stockholders' equity		2,186,102
Total liabilities and stockholders' equity	$	3,301,055

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenue:		
Commissions	$	7,123,676
Investment banking fees		5,950,634
Selling concessions		
Insurance		1,746,161
Mutual funds		665,170
Interest and dividend income		60,955
Managed fee accounts		1,799,226
Other income		713,842
Total revenue		18,059,664
Direct expenses:		
Commission expense		12,972,758
Clearing charges		778,217
Data and quote services		108,675
Filing fees		105,182
Other direct costs		74,397
Total direct costs		14,039,229
Gross profit		4,020,435
Operating expenses		3,477,287
Net income before other income and expense		543,148
Other income (expense):		
Interest expense		(10,199)
Net income before income taxes		532,949
Provision for state income taxes		30,000
Net income	$	502,949
Other Comprehensive income (loss):		
Moved from unrealized to realized		(11,684)
Unrealized gains (losses) on marketable securities		(25,052)
Total Other Comprehensive income (loss)		(36,736)
Net Comprehensive income	$	466,213

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock		Additional Paid-In Capital	Other Comprehensive Income	Accumulated (Deficit)	Total Stockholders' Equity
	Share	Amount				
Balance, December 31, 2012	115	$ 1,150	$ 1,164,314	$ 29,599	$ 524,826	$ 1,719,889
Dividends paid	-	-	-	-	-	-
Other comprehensive income (loss)	-	-	-	(36,736)	-	(36,736)
Net Income	-	-	-	-	502,949	502,949
Balance, December 31, 2013	115	$ 1,150	$ 1,164,314	$ (7,137)	$ 1,027,775	$ 2,186,102

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities		
Net Income	$	502,949
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation		14,479
Amortization of contract advances		198,821
Amortization of notes recivable		21,667
Changes in operating assets and liabilities		
Commission receivables		(251,276)
Receivables from non-customers		(172,261)
Contract Advances		(215,000)
Prepaid expenses		(18,124)
Deposits		(43,522)
Accounts payable		(397,689)
Accrued legal reserve		(5,500)
Accrued state income taxes		30,000
Accrued expenses		202,358
Net cash provided by (used in) operating activities		(133,098)
Cash flows from investing activities		
Purchase of fixed assets		(56,278)
Due from affiliates		3,420
Proceeds (purchase) of investments, net		(178,166)
Net cash provided by (used in) investing activities		(231,024)
Cash flows from financing activities		
Dividends paid		-
Net cash provided by (used in) financing activities		-
Net decrease in cash		(364,122)
Cash – January 1, 2013		1,002,271
Cash – December 31, 2013	$	638,149
Supplemental disclosures:		
Interest paid	$	10,199
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2013

There were no liabilities subordinated to the claims of creditors at the beginning of, end of, or at any time during the year ended December 31, 2013.

NEWPORT COAST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1 – Nature of Business

Newport Coast Securities, Inc. was incorporated in the State of California on March 6, 1980 and is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). All the common stock of the Company is owned by Rubicon Financial Incorporated (the "Parent"). The Company has offices in Irvine, California, New York, New York, and Chicago, Illinois.

Note 2 – Summary of Accounting Policies

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair value of financial instruments
At December 31, 2013, our financial instruments consist of cash, accounts receivable, prepaid expenses, and accounts payable. The carrying value of the Company's cash and cash equivalents, accounts receivable, prepaid expenses, and accounts payable approximate fair value because of the short-term maturity of these instruments. See note 7 for further details.

Revenue recognition
The Company recognizes revenue in accordance with ASC subtopic 605-10 on a gross basis, net of expected cancellations and allowances. As of December 31, 2013, the Company evaluated evidence of cancellation in order to make a reliable estimate and determined there were no material cancellations during the year and therefore no allowances have been made.

Investment banking revenues and advisory fees from mergers, acquisitions and restructuring transactions are recorded on a gross basis when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement. Transaction related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue. The Company recognizes commissions from its broker services based on a trade-date basis. Fees billed and collected before services are performed

are included in deferred revenue. Normal expenses are recorded when the obligation is incurred. There was no deferred revenue as of December 31, 2013.

<u>Cash and cash equivalents</u>
The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. As of December 31, 2013, the Company does not have any cash balances in excess of the FDIC insured amounts.

<u>Available-for-sale securities</u>
The Company classifies marketable equity securities as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders' equity. See note 11 for further details.

<u>Property and Equipment</u>
Property and equipment is stated at cost, and is depreciated over estimated useful lives using primarily the straight line method for financial reporting purposes. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the lives of the respective asset are charged against earnings in the period in which they are incurred. Useful lives range from three to five years. We evaluate equipment at least annually for impairment. No such impairment was needed during the year ended December 31, 2013. Depreciation expense was $14,479 for the year ended December 31, 2013.

<u>Accounts receivable</u>
Accounts receivable are carried on a gross basis with no discounting. No allowance for doubtful accounts is recognized at the time the revenue, which generates the accounts receivable, is recognized. Management estimates the allowance for doubtful accounts based on existing economic conditions, the financial conditions of the customers, and the amount and the age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. As of December 31, 2013, there was no allowance for doubtful accounts and no allowance for doubtful accounts expense recorded for the year ended December 31, 2013.

<u>Recent issued accounting standards</u>
The Company has evaluated all new accounting pronouncements as of the date these financial standards were issued and determined that none have or will have a material impact on the financial statements or disclosures.

Note 3 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate debt balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c3-3). At December 31, 2013, the Company had net capital of $277,468 and was $177,468 in excess of its required net capital of $100,000.

Note 4 – Cash and equivalents, restricted – clearing broker deposits

The Company has entered into securities clearing agreements with APEX Clearing Corporation, Wedbush Morgan Securities, Inc, and COR Clearing LLC. Pursuant to these agreements, the Company is required to maintain a deposit account with each respective clearing firm in amounts determined based on the Company's transaction volume. As of December 31, 2013, the Company maintained deposits of $92,599, $61,412, and $50,000 at APEX, Wedbush, and COR, respectively.

Note 5 – Commissions receivable

Amounts receivable for commissions at December 31, 2013 consisted of the following:

COR Clearing, LLC	$ 375,653
Others	126,500
Wedbush Morgan Securities	151,342
	$ 653,495

Note 6 – Income taxes

Accounting Standard No. 109, "Accounting for Income Taxes") for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate.

Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company is included in the consolidated federal and state tax returns filed by Rubicon Financial Incorporated, its parent company. As of December 31, 2013, there is a federal net operating loss carryforward of approximately $13,000,000 to offset any current and future income. The tax years of 2010 through 2013 remain subject to examination by major tax jurisdictions.

The provision for federal income taxes consists of the following:

	2013
Current tax – federal	$ 171,000
Change in valuation allowance	(171,000)
	$ —

Reconciliation between federal income taxes at the statutory tax rate and the actual federal income tax provision for continuing operations follows:

Statutory tax rate – federal	34%
Change in Valuation allowance	(34%)
Income tax provision	-%

During the year ended December 31, 2013, the Company opened offices in New York and Illinios. The Company doesn't have any net operating losses in those states and, therefore, will owe state income taxes on the net income attributable to those states. The company accrued state income taxes in the amount of $30,000 for the year ended December 31, 2013 in relation to this liability.

Note 7 – Fair Value Measurements

The Company adopted ASC Topic 820-10 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or

liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability. The Company has no level 3 assets or liabilities.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Total
Cash	$ 638,149	-	$ 638,149
Accts receivable	-	653,495	653,495
Investments	-	201,921	201,921
Note receivable	-	43,334	43,334
Accts payable	-	139,956	139,956
Accrued expenses	-	775,997	775,997

Note 8 – Commitments, contingencies, and guarantees

In October of 2009, the Company entered into a long-term lease agreement for office space in Irvine, California commencing January 1, 2010 and ending on June 30, 2015. In December of 2012, the Company entered into a long-term lease agreement for office space in New York, New York commencing January 1, 2013 and ending on December 31, 2014. In May of 2013, the Company entered into a long-term lease agreement for office space in Chicago, Illinois commencing on June 1, 2013 and ending on November 30, 2018. Rent expense for the year ended December 31, 2013 was approximately $358,800. The annual lease payments due pursuant to these agreements are as follows:

December 31,	Amount
2014	$ 385,239
2015	172,073
2016	65,894
2017	67,873
2018	63,921
Total	$ 755,000

As of December 31, 2013, the Company is a party to several litigation events and has accrued a legal reserve of $199,000. Management feels it is highly unlikely that any expense associated with the current litigation would exceed the amount accrued.

After December 31, 2013, the Company received a Wells notice from the Financial Industry Regulatory Authority, Inc. (FINRA) regarding a preliminary determination to recommend disciplinary action against the Company for possible FINRA rules violations from prior years. A Wells notice is neither a formal allegation nor a finding of wrongdoing. The Company is unable to estimate how long the FINRA process will last or its ultimate outcome. As of December 31, 2013, management believes that no accrual for penalties or potential settlements is justified and that the ultimate outcome of the process will not have a material impact on the financial statements.

As of December 31, 2013, there are no other commitments, contingencies, or guarantees other than as noted above.

Note 9 – Related Party Transactions

As of December 31, 2013, the Company has an amount due from Rubicon Financial Incorporated, its parent company, of $1,195,703. This amount does not bear interest.

Note 10 – Stockholders' equity

As of December 31, 2013, the Company has 115 shares of its $10 par value common stock issued and outstanding. All 115 shares are owned by Rubicon Financial Incorporated. There are 1,000 shares authorized.

As of December 31, 2013, there are no outstanding options or warrants.

Note 11 – Investments at market

The Company classifies its marketable equity securities as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders' equity. Losses that the Company believes are other-than-temporary are realized in the period that the determination is made. As of December 31, 2013, the Company believed that all unrealized losses and gains are not other-than-temporary based on market conditions and the volatility of investments being held. All unrealized losses and gains will be excluded from earnings and reported in other comprehensive income until realized. None of the investments have been hedged in any manner.

As of December 31, 2013:
The Company held five investments in publically-traded common stock in various corporations and one investment in a REIT with a total aggregate fair market value, based on published market prices, of $201,921. The Company's total cost in these investments was $209,058 resulting in an accumulated unrealized loss of $7,137. This is shown as accumulated other comprehensive loss in the equity section of the balance sheet on these financial statements. Of the investments, one was in a loss position as of December 31, 2013, for a total aggregate unrealized loss of $31,500. As of the date of this filing, the investment had recouped substantially all of those losses.

Note 12 – Computation of determination of reserve requirements (Rule 15c3-3)

A computation of reserve requirements is not applicable to the Company as the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 13 – Information relating to possession or control requirements (Rule 15c3-3)

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 14 – Subsequent events

The Company has evaluated all subsequent events through February 27, 2014, the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

NEWPORT COAST SECURITIES, INC.
SCHEDULE 1 - SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2013

Operating expenses:		
Bank fees	$	5,433
Conference expenses		130,871
Equipment rental		20,914
Insurance		120,505
Licenses and permits		8,192
Meals & entertainment		17,796
Office expense		84,923
Postage and delivery		43,750
Rent		358,800
Telephone		80,980
Travel		97,600
Depreciation		14,479
Payroll and payroll taxes		1,707,609
Professional fees and settlements		761,330
Other expenses		24,105
Total expenses	$	3,477,287

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
SCHEDULE II – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES EXCHANGE COMMISSION
December 31, 2013

Net Capital:		
Total stockholders' equity	$	2,186,102
Deductions and/or charges:		
Non-allowable assets:		
Property, plant and equipment, net		(63,023)
Due from affiliate		(1,195,703)
Prepaid expenses		(46,828)
Deposits		(52,438)
Note receivable		(43,334)
Securities not readily marketable		(66,201)
Receivables from non-customers		(172,262)
Contract advances		(233,902)
Net capital before haircuts on securities positions		312,411
Haircuts:		
securities		20,358
undue concentrations		14,585
Total haircuts on securities		34,943
Net capital	$	277,468
Computation of Alternative Net Capital Requirement:		
Minimum dollar net capital requirement of reporting broker-dealer	$	100,000
6-2/3% of net aggregate indebtedness	$	61,064
Net capital requirement (greater of above amounts)	$	100,000
Excess net capital	$	177,468
Computation of aggregate indebtedness:		
Total A.I. liabilities	$	915,953
Percentage of aggregate indebtedness to net capital		330.11%
Reconciliation:		
Net capital computation per Company's Computation	$	277,468
Variance:		
None		-
Net capital per audited report	$	277,468

Statement pursuant to Rule 17a-5(d)(4)

A reconciliation of the company's computation of net capital as reported was prepared to show that no material differences exist between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

NEWPORT COAST SECURITIES, INC.
SCHEDULE III – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

SAMYN & MARTIN, L.L.C.

Report of Independent Registered Public Accounting Firm on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors
Newport Coast Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements of Newport Coast Securities, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governments of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposed described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Samyn & Martin, LLC

Samyn & Martin, LLC
Kansas City, Missouri
February 27, 2014

Newport Coast Securities, Inc.

Schedule of Assessment and Payments to the SIPC

For the Year Ended December 31, 2013

SAMYN & MARTIN, L.L.C.

Board of Directors
Newport Coast Securities, Inc.
New York, New York

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by Newport Coast Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Samyn & Martin, LLC

Samyn & Martin, LLC
Kansas City, Missouri
February 27, 2014

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Newport Coast Securities, Inc.
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2013

Total Revenue			
January to June 2013	8,474,603		
July to December 2013	9,585,061		
			18,059,664
Additions			
January to June 2013	42,421		
July to December 2013	(23,647)		
		18,774	18,774
Direct Expenses			
January to June 2013	5,506,376		
July to December 2013	4,541,118		
		10,047,494	10,047,494
Interest Expense			
January to June 2013	5,048		
July to December 2013	5,151		
		10,199	10,199
Total Deductions			10,057,693
SIPC Net Operating Revenues			8,020,745
General Assessment @ .0025			20,052
Total due for the year ended December 31, 2013			$ 20,052
August 14, 2013 payment to SIPC			7,514
February 24,2014 payment to SIPC			12,538
Total paid for the year ended December 31, 2013			$ 20,052